SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                April 19, 2005


                        Commission File Number 1-12752


                              Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]


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CRISTALCHILE LOGO


NYSE: CGW
Santiago: CRISTALES
www.cristalchile.com

CONTACT IN SANTIAGO:
Ricardo Dunner S.
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL: ir@cristalchile.cl


                                                         FOR IMMEDIATE RELEASE

CRISTALERIAS DE CHILE ANNOUNCES THE TERMINATION OF ITS AMERICAN DEPOSITARY SHARE ("ADS") PROGRAM IN THE UNITED STATES


Santiago, Chile (April 19, 2005) - Cristalerias de Chile S.A., a Chilean conglomerate and the largest producer of glass containers in Chile (the "Company"), today announced the following:

On April 19, 2005, the Company requested that the Bank of New York terminate its American Depositary Share ("ADS") program as a first step toward delisting from the New York Stock Exchange (the "NYSE") and deregistering with the U.S. Securities and Exchange Commission (the "SEC"). The termination of the ADS program is subject to a 60-day notice period. Suspension in the trading of the ADSs, the termination of the ADS program, and the delisting of the ADSs from the NYSE are expected to occur on or about June 21, 2005. Thereafter, the Company intends, when permitted by applicable SEC regulations, to terminate the SEC registration of the ADSs and the common shares underlying the ADSs.

The Company's strategy to terminate the ADS program, to delist from the NYSE, and to deregister from the SEC is due to a significant decrease over the last several years in: (i) the number of Company shares trading on the NYSE relative to the total number of outstanding Company shares (currently, ADSs trading on the NYSE represent 1.7% of the total number of outstanding common shares of the Company); and (ii) the number of U.S. holders of its ADSs and common shares (currently, there are fewer than 300 U.S. holders of the Company's ADSs and common shares). The Company intends to remain listed on the Chilean stock exchanges.

The Company cannot provide any assurance that it will successfully delist its ADSs from the NYSE and/or deregister its securities with the SEC. The Company will continue to comply with SEC reporting requirements unless and until its securities are deregistered.

                            * * *

This release may contain certain forward-looking statements (as that term is used in U.S. securities laws) regarding anticipated results of operations, financial condition, business operations or strategy of Cristalerias de Chile or its consolidated subsidiaries. Forward-looking statements may be identified by the use of words such as "anticipates," "believes," "expects," "predicts," "intends," "estimates," "should" or "may" or similar expressions relating to statements that are not of historical facts. Such forward-looking statements are believed to be reasonable, but are not guarantees of future performance. Actual results could vary from our objectives or expectations due to many factors including, among others, changes in consumer beverage preferences, new technologies, a downturn in the Chilean wine industry, significant disruption of the Chilean media market, the macroeconomic performance of Chile and the behavior of Latin American markets more generally.

                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GLASSWORKS OF CHILE
                                  (Registrant)


                                  By: /s/ Benito Bustamante C.
                                      ------------------------
                                      Benito Bustamante C.
                                      Controller

Date:  April 19, 2005